                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                 AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                              (Name of Issuer)


                    Common Stock, par value $0.08 per share
                        (Title of Class of Securities)


                                  026909-20-0
                                 (CUSIP Number)


                                April 21, 1998
               (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 026909-20-0                 13G
          -----------

(1)  Name of Reporting Person          Infinity Investors Limited

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [ x]
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization     Nevis, West Indies
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power              3,006,987
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power         3,006,987
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                3,006,987
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         5.9%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
------------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP No. 026909-20-0                 13G
          -----------

(1)  Name of Reporting Person     Infinity Emerging Opportunities
                                                          Limited
     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [ x]
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization     Nevis, West Indies
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power              1,002,329
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power         1,002,329
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,002,329
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         2.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
------------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP No. 026909-20-0                 13G
          -----------

(1)  Name of Reporting Person             Glacier Capital Limited

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                   (a)  [ x](1)
     Member of a Group*                               (b)  [ x](2)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization     Nevis, West Indies
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
------------------------------------------------------------------
*    SEE INSTRUCTIONS

-------------------
   (1) Glacier Capital Limited expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Glacier Group (as herein defined).
   (2) Glacier Capital Limited disclaims membership in a group consisting of members other than those in the Glacier Group and has included information concerning such shares for informational purposes only.

CUSIP No. 026909-20-0                 13G
          -----------

(1)  Name of Reporting Person         Lion Capital Partners, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                   (a)  [ x](3)
     Member of a Group*                               (b)  [ x](4)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
------------------------------------------------------------------
*    SEE INSTRUCTIONS


-------------------
   (3) Lion Capital Partners, L.P. expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Glacier Group
(as herein defined).
   (4) Lion Capital Partners, L.P. disclaims membership in a group consisting of members other than those in the Glacier Group and has included information concerning such shares for informational purposes only.

CUSIP NO. 026909-20-0          13G

(1)  Name of Reporting Person Mountain Capital Management, L.L.C.

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                   (a)  [ x](5)
     Member of a Group*                               (b)  [ x](6)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization                   Texas
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 OO
------------------------------------------------------------------
*    SEE INSTRUCTIONS

-------------
     (5) Mountain Capital Monagement, L.L.C. expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Glacier Group (as herein defined).
     (6) Mountain Capital Management, L.L.C. disclaims membership in a group consisting of members other than those in the Glacier Group and has included information concerning such shares for informational purposes only.

CUSIP NO. 026909-20-0          13G

(1)  Name of Reporting Person              Summit Capital Limited

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                   (a)  [ x](7)
     Member of a Group*                               (b)  [ x](8)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization      Nevis, West Indies
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
------------------------------------------------------------------
*    SEE INSTRUCTIONS

-------------
     (7) Summit Capital Limited expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Summit Group (as herein defined).
     (8) Summit Capital Limited disclaims membership in a group consisting of members other than those in the Summit Group and has included information concerning such shares for informational purposes only.

CUSIP NO. 026909-20-0          13G

(1)  Name of Reporting Person             Sandera Partners, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                  (a)  [ x](9)
     Member of a Group*                              (b)  [ x](10)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization                   Texas
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 OO
------------------------------------------------------------------
*    SEE INSTRUCTIONS

-------------
     (9)  Sandera Partners, L.P. expressly affirms the existence of a "group:
(as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Summit Group (as herein defined).
     (10) Sandera Partners, L.P. disclaims membership in a group consisting of members other than those in the Summit Group and has included information concerning such shares for informational purposes only.

CUSIP NO. 026909-20-0          13G

(1)  Name of Reporting Person   Sandera Capital Management, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                  (a)  [ x](11)
     Member of a Group*                              (b)  [ x](12)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization                   Texas
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
------------------------------------------------------------------
*    SEE INSTRUCTIONS

-------------
     (11) Sandera Capital Management, L.P. expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Summit Group (as herein defined).
     (12) Sandera Capital Management, L.P. disclaims membership in a group consisting of members other than those in the Summit Group and has included information concerning such shares for informational purposes only.

CUSIP No. 026909-20-0                 13G
          -----------


(1)  Name of Reporting Person             Sandera Capital, L.L.C.

     I.R.S. Identification
     No. of Above Person                                       N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                  (a)  [ x](13)
     Member of a Group*                              (b)  [ x](14)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 OO
------------------------------------------------------------------
*    SEE INSTRUCTIONS

--------------------
     (13) Sandera Capital, L.L.C. expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Summit Group (as herein defined).
     (14) Sandera Capital, L.L.C. disclaims membership in a group consisting of members other than those in the Summit Group and has included information concerning such shares for informational purposes only.

CUSIP No. 026909-20-0                 13G
          -----------


(1)  Name of Reporting Person         John A. (Pete) Bricker, Jr.

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                  (a)  [ x](15)
     Member of a Group*                              (b)  [ x](16)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization        U.S. citizenship
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
------------------------------------------------------------------
*    SEE INSTRUCTIONS

--------------------
     (15) John A. (Pete) Bricker, Jr. expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Summit Group (as herein defined).
     (16) John A. (Pete) Bricker, Jr. disclaims membership in a group consisting of members other than those in the Summit Group and has included information concerning such shares for informational purposes only.

CUSIP No. 026909-20-0                 13G
          -----------


(1)  Name of Reporting Person       Hunt Financial Partners, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
------------------------------------------------------------------
(2)  Check the Appropriate Box if a                  (a)  [ x](17)
     Member of a Group*                              (b)  [ x](18)
------------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                501,165
------------------------------------------------------------------
                    (6)  Shared Voting Power                    0
------------------------------------------------------------------
                    (7)  Sole Dispositive Power           501,165
------------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  501,165
     by Each Reporting Person
------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [ x]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         1.0%
     Amount in Row (9)
------------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
------------------------------------------------------------------
*    SEE INSTRUCTIONS

--------------------
     (17) Hunt Financial Partners, L.P. expressly affirms the existence of a "group" (as such term is used in Rule 13d-5 promulgated under the Securities and Exchange Act of 1934) among the other members of the Summit Group (as herein defined).
     (18) Hunt Financial Partners, L.P. disclaims membership in a group consisting of members other than those in the Summit Group and has included information concerning such shares for informational purposes only.

CUSIP No. 026909-20-0                 13G
          -----------

Item 1(a) Name of Issuer:

          American International Petroleum Corporation (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

          444 Madison Avenue, New York, New York 10022

Item 2(a) Name of Person Filing:

          Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement on Schedule 13G is filed jointly by Infinity Investors Limited ("Infinity"), Infinity Emerging Opportunities Limited ("Emerging"), Glacier Capital Limited ("Glacier"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), (Glacier, Lion and Mountain, collectively, the "Glacier Group"), Summit Capital Limited ("Summit"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("SCM"), Sandera Capital, L.L.C. ("Capital"), John A. (Pete) Bricker, Jr. ("Bricker") and Hunt Financial Partners, L.P. ("Hunt Financial") (Summit, Sandera, SCM, Capital, Bricker and Hunt Financial collectively, the "Summit Group"). Infinity, Emerging, the Glacier Group and the Summit Group are collectively referred to herein as the "Reporting Persons." The Reporting Persons have included as APPENDIX A to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

Item 2(b) Address of Principal Business Office or, if none, Residence:

          The address of the Principal Business Office of Infinity, Emerging, Glacier and Summit is:

          38 Hertford Street, London, England W1Y 7TG.

          The address of the Principal Business Office of Lion, Mountain and the remaining members of the Summit Group is:

          1601 Elm Street, Suite 4000, Dallas, Texas  75201.

CUSIP No. 026909-20-0                 13G
          -----------

Item 2(c) Citizenship:

          Infinity, Emerging, Glacier, and Summit are Nevis, West Indies Corporations. Lion is a Texas limited partnership. Mountain is a Texas limited liability company. Sandera is a Texas limited partnership. SCM is a Texas limited partnership. Capital is a Texas limited liability company. Mr. Bricker is a U.S. citizen, resident of the State of Texas. Hunt Financial is a Texas limited partnership.

Item 2(d) Title of Class of Securities:

          Common Stock, $0.08 par value per share (the "Common Stock") of the Issuer.

Item 2(e) CUSIP Number:

          026909-20-0

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:

INFINITY

     (a)  Amount Beneficially Owned:  3,006,987

     (b)  Percent of Class: 5.9%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  3,006,987

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of: 3,006,987

          (iv) shared power to dispose or to direct the disposition of: 0

CUSIP No. 026909-20-0                 13G
          -----------

EMERGING

     (a)  Amount Beneficially Owned:  1,002,329

     (b)  Percent of Class:   2.0%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  1,002,329

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition
                of:  1,002,329

          (iv) shared power to dispose or to direct the disposition of: 0

GLACIER GROUP

     (a)  Amount Beneficially Owned: 501,165

     (b)  Percent of Class:  1.0%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  501,165

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of: 501,165

          (iv) shared power to dispose or to direct the disposition of: 0

          Glacier has advised that it is 100% owned by its sole shareholder, Lion, and that Lion is managed by its sole general partner, Mountain Capital Management, L.L.C. Accordingly, each of Lion and Mountain may be deemed to indirectly beneficially own the securities reported by Glacier (the "Glacier Securities") and, together with Glacier constitute a "group" under the provisions of Rule 13d-5(b)(1) under the Exchange Act. Further, each member of the Glacier Group may be deemed to share in the power to vote (or to direct the vote) and dispose

CUSIP No. 026909-20-0                 13G
          -----------

          of (or to direct the disposition of) the Glacier Securities.

          Mountain has advised that its Board of Managers consists of Clark
          K. Hunt, Barrett N. Wissman, and Randall Fojtasek.

SUMMIT GROUP

     (a)  Amount Beneficially Owned:  501,165

     (b)  Percent of Class: 1.0%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  501,165

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition
                of:  501,165

          (iv) shared power to dispose or to direct the disposition of: 0

          Summit has advised that it is 100% owned by its sole shareholder, Sandera, and that Sandera is managed by its sole general partner, SCM, and that SCM is managed by its sole general partner, Capital, 75% of the equity interests of which are held by Hunt Financial. The remaining 25% of the equity interest in Capital are held by Bricker. Accordingly, each of SCM, Capital, Bricker and Hunt Financial may be deemed to directly beneficially own the securities reported by Summit (the "Summit Securities") together with Summit, constitute a "group" under the provisions of Rule 13d-5(b)(1) under the Exchange Act. Further, each member of the Summit Group may be deemed to share in the power to vote (or direct the vote) and dispose or (or direct the disposition of) the Summit Securities.

          Hunt Financial has advised that its general partner is Hunt Financial Group, L.L.C., a Delaware limited liability company, whose Board of Managers consists of J. R. Holland, Jr., Clark K. Hunt and Lamar Hunt, each individual residents of the State of Texas.

CUSIP No. 026909-20-0                 13G
          -----------

          Capital has advised that its Board of Managers consists of Clark
          K. Hunt, John A. (Pete) Bricker, Jr. and Mark E. Schwarz, each individual residents of the State of Texas.

     The aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Persons, as a group, on April 21, 1998 was 5,011,645 shares constituting approximately 9.99% of the outstanding Common Stock of the Issuer (based on 50,622,680 shares of Common Stock outstanding pursuant to information provided by the Company) pursuant to the terms of that certain Securities Purchase Agreement (and the related documents executed in connection therewith) dated October 9, 1997 (the "October Agreement", that certain Securities Purchase Agreement (and the related documents executed in connection therewith) dated April 21, 1998 (the "April Agreement") and that certain Equity Financing Agreement (and the related documents executed in connection therewith) dated April 21, 1998 (the "Equity Agreement") (the October Agreement, the April Agreement and the Equity Agreement, collectively, the "Transaction Agreements"). Pursuant to the terms of the Transaction Agreements, securities issued thereby are not issuable, convertible, or exercisable, as applicable, at any time for any number of shares of Common Stock in excess of that number which would render the Reporting Persons, as a group, the beneficial owners of 9.99% or more of the then issued and outstanding shares of Common Stock of the Issuer except upon the occurrence of certain material contingencies not under the control of the Reporting Persons, as described in the Transaction Agreements.

Item 5.   Ownership of 5% or less of a Class:

          Not Applicable.

Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

CUSIP No. 026909-20-0                 13G
          -----------

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

CUSIP No. 026909-20-0                 13G
          -----------

Item 10.  Certifications:

     By signing below, the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Date: May 1, 1998

                                   Infinity Investors Limited



                                   By:  /s/ James A. Loughran
                                      ---------------------------------------

                                   Name:    James A. Loughran
                                        -------------------------------------

                                   Title:   Director
                                         ------------------------------------



                                   Infinity Emerging Opportunities Limited



                                   By:  /s/ James A. Loughran
                                      ---------------------------------------

                                   Name:    James A. Loughran
                                        -------------------------------------

                                   Title:   Director
                                         ------------------------------------

CUSIP No. 026909-20-0                 13G
          -----------

                                   Glacier Capital Limited



                                   By:  /s/ James A. Loughran
                                      ---------------------------------------

                                   Name:    James A. Loughran
                                        -------------------------------------

                                   Title:   Director
                                         ------------------------------------


                                   Lion Capital Partners, L.P.

                                   By:  Mountain Capital Management, L.L.C.
                                        Its general partner


                                   By:       /s/ Clark K. Hunt
                                      ---------------------------------------

                                   Name:     Clark K. Hunt
                                        -------------------------------------

                                   Title:    President
                                         ------------------------------------


                                   Mountain Capital Management, L.L.C.


                                   By:       /s/ Clark K. Hunt
                                      ---------------------------------------

                                   Name:     Clark K. Hunt
                                        -------------------------------------

                                   Title:    President
                                         ------------------------------------



                                   Summit Capital Limited


                                   By:  /s/ James A. Loughran
                                      ---------------------------------------

                                   Name:    James A. Loughran
                                        -------------------------------------

                                   Title:    Director
                                         ------------------------------------

CUSIP No. 026909-20-0                 13G
          -----------

                                   Sandera Partners, L.P.

                                   By:  Sandera Capital Management L.P.
                                        Its general partner


                                   By:  /s/ John A. (Pete) Bricker, Jr.
                                      ---------------------------------------

                                   Name:    John A. (Pete) Bricker, Jr.
                                        -------------------------------------

                                   Title:   President
                                         ------------------------------------



                                   Sandera Capital Management, L.P.
                                   By:  Sandera Capital, L.L.C.,
                                        Its general partner

                                   By:  /s/ John A. (Pete) Bricker, Jr.
                                      ---------------------------------------

                                   Name:    John A. (Pete) Bricker, Jr.
                                        -------------------------------------

                                   Title:   President
                                         ------------------------------------



                                   /s/ John A. (Pete) Bricker, Jr.
                                   ------------------------------------------
                                   John A. (Pete) Bricker



                                   Sandera Capital, L.L.C.



                                   By:  /s/ John A. (Pete) Bricker, Jr.
                                      ---------------------------------------

                                   Name:    John A. (Pete) Bricker, Jr.
                                        -------------------------------------

                                   Title:   President
                                         ------------------------------------

CUSIP No. 026909-20-0                 13G
          -----------

                                   Hunt Financial Partners, L.P.
                                        By:  Hunt Financial Group, L.L.C.
                                             Its General Partner


                                   By:       /s/ Clark K. Hunt
                                      ---------------------------------------

                                   Name:     Clark K. Hunt
                                        -------------------------------------

                                   Title:    President
                                         ------------------------------------


                   Attention:  Intentional misstatements or
                     omissions of fact constitute Federal
                   criminal violations (see 18 U.S.C. 1001)

                                                                     APPENDIX A

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of American International Petroleum Corporation. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 1st day of May, 1998.


                                   INFINITY INVESTORS LIMITED

                                   By:       /s/ James A. Loughran
                                      ---------------------------------------
                                   Name:         James A. Loughran
                                        -------------------------------------
                                   Title:        Director
                                         ------------------------------------

                                   INFINITY EMERGING OPPORTUNITIES LIMITED

                                   By:       /s/ James A. Loughran
                                      ---------------------------------------
                                   Name:         James A. Loughran
                                        -------------------------------------
                                   Title:        Director
                                         ------------------------------------

                                   GLACIER CAPITAL LIMITED

                                   By:       /s/ James A. Loughran
                                      ---------------------------------------
                                   Name:         James A. Loughran
                                        -------------------------------------
                                   Title:        Director
                                         ------------------------------------

                                   LION CAPITAL PARTNERS, L.P.

                                   By:  Mountain Capital Management, L.L.C.,
                                        its General Partner

                                        By:       /s/ Clark K. Hunt
                                           ----------------------------------
                                        Name:         Clark K. Hunt
                                             --------------------------------
                                        Title:        President
                                              -------------------------------

                                   MOUNTAIN CAPITAL MANAGEMENT, L.L.C.

                                   By:       /s/ Clark K. Hunt
                                      ---------------------------------------
                                   Name:         Clark K. Hunt
                                        -------------------------------------
                                   Title:        President
                                         ------------------------------------

                                   SUMMIT CAPITAL LIMITED

                                   By:       /s/ James A. Loughran
                                      ------------------------------------------
                                   Name:         James A. Loughran
                                        ----------------------------------------
                                   Title:        Director
                                         ---------------------------------------

                                   SANDERA PARTNERS, L.P.

                                   By:  Sandera Capital Management, L.P.,
                                        its General Partner

                                        By:  Sandera Capital, L.L.C.,
                                             its General Partner

                                             By: /s/ John A. (Pete) Bricker, Jr.
                                                 -------------------------------

                                             Name:   John A. (Pete) Bricker, Jr.

                                             Title:  President

                                   SANDERA CAPITAL MANAGEMENT, L.P.

                                   By:  Sandera Capital, L.L.C.,
                                        its General Partner

                                        By: /s/ John A. (Pete) Bricker, Jr.
                                            ------------------------------------

                                        Name:  John A. (Pete) Bricker, Jr.

                                        Title:  President

                                   SANDERA CAPITAL, L.L.C.

                                   By: /s/ John A. (Pete) Bricker, Jr.
                                      ------------------------------------------

                                   Name:   John A. (Pete) Bricker, Jr.

                                   Title:  President


                                        /s/ John A. (Pete) Bricker, Jr.
                                   ---------------------------------------------
                                   John A. (Pete) Bricker, Jr.

                                   HUNT FINANCIAL PARTNERS, L.P.

                                   By:  Hunt Financial Group, L.L.C.,
                                        its General Partner

                                        By: /s/ Clark K. Hunt
                                           -----------------------------------

                                        Name:   Clark K. Hunt

                                        Title:  President